Mail Stop 4561
									March 9, 2006

Mr. John V. Winfield
President and Chief Executive Officer
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, CA 90049

      Re:	Santa Fe Financial Corporation
		Form 10-KSB for Fiscal Year Ended June 30, 2005
		Filed October 18, 2005
		Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		Filed November 10, 2005
		File No. 0-06877

Dear Mr. Winfield:

      We have reviewed your response letter dated March 6, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. The Division of Investment Management has reviewed the Forms
10-
KSB for the fiscal year ended June 30, 2005, and the Forms 10-QSB for the quarterly period ended September 30, 2005, filed by Portsmouth Square, Inc. ("Portsmouth") and by Santa Fe Financial Corporation ("Santa Fe").[1] The information reported in these filings suggests that Portsmouth and Santa Fe each may be within the definition of "investment company" in the Investment Company Act of 1940 (the "Investment Company Act").

	Section 3(a)(1) of the Investment Company Act defines an
"investment company," in relevant part, as any issuer that:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; . . . or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities[2] having a value exceeding 40 per centum of the value of such issuer`s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. [Endnote and emphasis added.]

      Please provide us with a detailed written legal analysis of whether Portsmouth or Santa Fe is an "investment company" as defined in the Investment Company Act. In this analysis, please specifically discuss Portsmouth`s and Santa Fe`s status under Sections
3(a)(1)(A)
and 3(a)(1)(C).

      If you conclude that the Portsmouth or Santa Fe would be an investment company under either provision, you may wish to consider whether any provision of the Investment Company Act, or rules enacted thereunder, would provide Portsmouth or Santa Fe with an exclusion or an exemption from the definition.3 If you conclude that either Portsmouth or Santa Fe may rely on an exclusion or exemption from the definition of investment company, please provide a written explanation of the basis for your conclusion.

      If you determine that no exclusion or exemption applies to Portsmouth and/or to Santa Fe, please explain what steps you intend to take, either to cause the Portsmouth and/or Santa Fe to fall outside the definition of investment company, or to register as an investment company.




      _________________________________
1	According to these filings, Portsmouth is a 68%-owned
subsidiary
of Santa Fe.

2	Section 3(a)(2) of the Investment Company Act defines
"investment securities" to include:

all securities except (A) Government securities, (B) securities issued by employees` securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].

          3 	See, e.g., Rules 3a-1 and 3a-2 under the Investment
Company Act.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 8A.  Controls and Procedures, page 40

2. We have reviewed your response to prior comment 1. Please file an amended Form 10-KSB that incorporates your proposed revisions.

Item 13.  Exhibits and Reports on Form 8-K, page 49

3. We have reviewed your response to prior comment 2. Please file an amended Form 10-KSB with revised certifications, consistent with your response.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.







      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions. With regard to comment 1, please direct your response, and any questions regarding the Investment Company Act, to Wendy Friedlander,
Senior Counsel, Division of Investment Management, Office of Chief Counsel, (202) 551-0682, friedlanderw@sec.gov.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. John V. Winfield
Santa Fe Financial Corporation
March 9, 2006
Page 4